UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 15, 2020

We hereby inform as a Relevant Information Communication that the Board of Directors has decided to convene the Annual General Mandatory Shareholders' Meeting to be held on Monday, July 13, 2020, through the "Microsoft Teams" platform at 11:00 a.m., in order to discuss the following agenda:

1. Approval of Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for the 2019 Fiscal Year
2. Application of Results of the 2019 Fiscal year
3. Amendment of article 49 of the Bylaws
4. Determination of the number of Directors and Election of the Board of Directors for the year 2020
5. Board Meetings Attendance Fees for 2020 Fiscal Year
6. Appointment of the External Auditor for fiscal year 2020
7. Delegation of Powers of Attorney

In case of not having the necessary quorum for the celebration of the Meeting in the first call, the second call is scheduled for July 16, 2020 at the same time, through the same platform and with the same agenda. Also, in case of not having the quorum necessary for the celebration of the Board in the second call, it is cited in the third call for July 20, 2020 at the same time, through the same platform and with the same agenda.

The notice of call has been published in the SMV webpage www.smv.gob.pe.

On the other hand, we inform you that in compliance with our obligations, we accompany the present communication, the motions of the Board and the assistance confirmation formats for special representation, which may be received via email, on file PDF, at the following address: joa2020@gym.com.pe.

We record that both the Annual Report and the Corporate Governance Report and the Individual and Consolidated Financial Statements have been sent to the Superintendencia del Mercado de Valores in the formats established by said entity. Likewise, all the relevant information for this Shareholders Meeting is already published on the company's website: https://investorrelations.granaymontero.com.pe.

Finally, we remind you that our Investor Relations Office (Paola Pastor - paola.pastor@gym.com.pe) is available to answer any questions about the matter by telephone at +51 951 211 549

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: June 15, 2020

ANNUAL SHAREHOLDER’S MEETING
July 13, 2020

Motion N° 1
Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and
Consolidated Financial Statements for 2019 Fiscal Year

Whereas:
In compliance with the General Corporations Law, in consideration of the Annual Shareholders' Meeting, the Board of Directors presents the Annual Report and the Individual and Consolidated Financial Statements for 2019 Fiscal year, audited by Moore Assurance S.A.S, represented in Peru by Vizcarra y Asociados S.C.R.L. (member of Moore Global Network Limited)

Also, in compliance with Article 9.4 of the General Regulations of the Board of Directors, the Board of Directors approved the Annual Corporate Governance Report for the year 2019, prepared as required by Resolution SMV No. 012-2014-SMV/01 of the Superintendencia del Mercado de Valores, deciding to submit it for consideration by the Annual Shareholders' Meeting.

Motion:
Approve the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for the 2019 Fiscal Year.

Motion N° 2
Application of Results for 2019 Fiscal Year
Whereas:
That, in accordance with the audited financial statements of the Company for 2019 Fiscal year, the Company generated a loss of  S/ 875,034,987.90 (Eight hundred seventy five million thirty four thousand nine hundred and eighty seven 90/100 Soles) where approximately  800 Million belong to the impairment of the account receivable from the Peruvian State,  the increase in the potencial civil liabilities , the impacts of the class action and other minor effects, all of them related to the recognition of certain acts  done by our ex- executives related to Gasoducto Sur Peruano Project.

Motion for resolution:
Apply the loss of S/ 875,034,987.90 (Eight hundred seventy five million thirty four thousand nine hundred and eighty seven 90/100 Soles) for the year 2019 to the Retained Earnings account.

Motion N° 3
Amendment of Article 49 of Bylaws
Whereas:
That, the Board of Directors ,whose term ends today, began and developed the process of transformation of the company, carrying out the necessary actions to establish new mechanisms for decision-making and control of the Company, which are in the process of being executed;

That, within the framework of said transformation process, a preliminary agreement was concluded with the Third Office of the Corporate Supraprovincial Prosecutor's Office Specialized in Crimes of Corruption of Officials - Special Team (the “Prosecutor's Office”) and the Public Prosecutor's Office Ah Hoc (the “Prosecutor's Office ”) In which the Office of the Prosecutor and the Attorney General's Office pledged with the Company to enter into a definitive effective collaboration agreement with it (the“ Definitive Agreement ”) that will allow it to eliminate the uncertainty that exists in relation to its criminal contingencies;

That, the negotiations in relation to the Definitive Agreement are advanced; and

That, due to the importance of the conclusion of the Definitive Agreement and that it is necessary to complete the execution of the transformation process of the company, it is convenient that the current Board of Directors can be elected for an additional year and thus guarantee the completion of the work accomplished.

That, as indicated, it is appropriate to modify article 49 of the Bylaws that establishes the term of the Board of Directors for 3 years.

Motion for resolution:
Modify article 49 of the Bylaws in accordance with the following text:

Article 49:  Board of Directors duration.
The Board of Directors of the company will perform functions for a period of three years with the exception of the year 2020 in which the Board of Directors will be elected for a period of one year.

The Board of Directors is fully renewed at the end of its period, including those Directors who were appointed to complete periods. Directors may be relegated indefinitely.
The period of the Board of Directors ends when the General Meeting resolves on the financial statements of its last fiscal year and elects the new Board of Directors, but the Board of Directors continues to function, even if its period has ended, as long as there is no new election.

Motion N° 4
Determination of the number of Directors and Election of the Board of Directors
For 2020
Whereas:
The term for which the Board of Directors was elected has lapsed. Therefore, the Shareholders Assembly is required to elect the Board of Directors for a new term.

That, due to the considerations of motion 3 above, it is proposed to re-elect the members of the Board of Directors in office as members of the Board of Directors for 2020 whose profiles we describe below:

Augusto Baertl
Mining engineer from Universidad Nacional de Ingenieria with postgraduate courses in Harvard Business School and Northwestern University. He has more than 30 years of experience as leader of mining companies such as Milpo y Antamina. He was President and CEO of Antamina between 1997 y 2003. He was president of the Board of Directors of Sociedad Nacional de Minería, Petróleo y Energía (SNMPE) and the Peruvian Mining Engineers Institute as well as other institutions. Additionally, he is an active member of the Board of SNMPE and COMEX.

Ernesto Balarezo Valdez
He has a Master in Industrial Management and a Bachelor in Industrial Engineering, both degrees obtained from the University of Texas A&M in the United States. He is currently working as a partner and Director of Comunal Coworking. In the previous three years he served as Executive Vice President for the Americas at Gold Fields Limited, and as CEO of Gold Fields La Cima S.A. He previously worked for sixteen years for the Hochschild Group. His last position was that of Vice President of Operations at Hochschild Mining. He was also in charge of the positions of General Manager of Hochschild Mining in Mexico and then in Peru, as well as those of Deputy General Manager and Finance Manager at Cementos Pacasmayo. In addition, he has been Director of several companies related to the Hochschild Group and Gold Fields Ltd and Director - Founder of the Peruvian - South African Chamber. He has also contributed as Director of Peru 2021 and in IPAE Accion Empresarial

Alfonso de Orbegoso Baraybar
Lawyer of the Pontificia Universidad Catolica del Peru and has a master's degree at Duke University School of Law, as well as specialized courses at the London School of Economics, and at Georgetown University. Alfonso has served as a partner of the Ludowieg, Andrade & Asociados study and as legal and regulatory vice president of Nextel del Perú and then of Nextel Telecomunicações (Brazil).

Manuel Del Río Jiménez
Mechanical engineer from the Pontificia Universidad Catolica del Peru and holds a Master's degree in Industrial Administration from Krannert Graduate School of Management. Manuel was a Partner in Tax & Legal at KPMG Peru, responsible for transactions, transfer pricing, corporate finance and business development and was for more than 9 years leader of the Financial Control and CFO area of Citibank Peru. He also held different managerial responsibilities at Philips in Peru, Netherlands and Chile.

Pedro Pablo Errázuriz Domínguez
Civil engineer from the Catholic University of Chile, with a master's degree in Engineering Sciences from the same university and a master's degree in Operational Research (Finance) from the London School of Economics. He is currently a member of Veta Tres. He has been Minister of Transport and Telecommunications of Chile, president of the Board of Directors of Biodiversa, Esval, Aguas del Valle and the SAESA Group. He has served as general manager and chairman of the Board of the ESSBIO health services company. He was also general manager of Lan Express and vice president of corporate planning for Lan Chile.

Rafael Venegas Vidaurre
Industrial and systems engineer from the National University of Engineering. He has a specialization in administrative and financial processes at A. Andersen School in Chicago, and Management in the CEO Program I and II at the Kellogg Graduate School, as well as the Strategic Planning program, Human Management and Marketing at Harvard University. Rafael has been CEO of the International Bank of Colombiam Citibank Peru, BankBoston Peru, Banco Sudamericano, Hermes (Brinks) and Rimac Seguros. He has also been Director of Profuturo AFP, Scotiabank, Banco Financiero, Diners Club, Compass Group, Clinica Internacional, Rimac EPS and Citicorp SAB, Apeseg, Amcham, Asbanc, Ipae, among others. He is currently an independent Director of Grupo EFE, Rey Corporation, Spencer Stuart and Fibra Prime.

Roberto Abusada Salah
Economist for the PUCP with studies at Harvard and Cornell. He is a PhD in economics from Cornell University. Co-founder of the Peruvian Institute of Economy, which presides until today. Dr. Abusada has been Vice Minister of Commerce and Economy and Director of the Central Reserve Bank. He has taught economics at the Catholic University of Peru, the Universidad del Pacífico, UPC, ESAN and Boston University. He has been a consultant to the United Nations, the World Bank, the Inter-American Development Bank and various governments. He is currently Ad Honorem Advisor of the Peruvian Government for matters of the Pacific Alliance and served as Representative of the Presidency of the Council of Ministers before the Board of the Fiscal Stabilization Fund

Christian Laub
He has been Group Director since May 2019. He is an economist at the University of the Pacific with an emphasis on Business Economics and an MBA at Harvard University. He is currently Director of several companies, among which are, Quimpac SAA, Agricola Cerro Prieto, Financiera Compartamos and Electrodunas SAA. He has been Director of the Lima Stock Exchange between 2013 and 2019, having been its Chairman of the Board between 2013 and 2016. He has been General Manager of Credicorp Capital from 2011 to 2018 and previously served as manager of various areas from Banco de Crédito del Perú and Credicorp.

Esteban Viton Ramírez
Economist engineer from the University of Engineering, MA from ESAN, MsM from Arthur D Little, AMP from Harvard University, PAD, studies from INSEAD and others. He is the Pacific Energy manager and has been a Manager at Quimpac and other local companies and other countries in the region. He has been Director of Kallpa Generación and Cerro del Águila.

Motion for resolution:
Establish that the Board of Directors for the year 2020 will be composed of 9 members and elect as Directors the members of the list proposed by the Board of Directors.

Motion N° 5
Board Meetings Attendance Fees for 2020 Fiscal Year
Whereas:
In accordance with article 114 of the General Corporations Law, it is the responsibility of the General Shareholders' Meeting to determine the remuneration of the Board of Directors for 2019 fiscal year.

Motion for resolution:
To approve the amount of  US$ 4,000.00 (Four Thousand y 00/100 Dollars) for attendance at each Board Meeting and US$ 2,000.00 (Dos mil y 00/100 Dollars) for attendance at each session of Board Committees, specifying that there is not Supplementary Fee and, that any payment will be limited to one session per month of the Board of Directors and each of the Committees.

Motion N° 6
Appointment of the External Auditor for the 2020 Fiscal Year

Whereas:
During 2019 the Company hired Moore Assurance S.A.S, represented in Peru by Vizcarra y Asociados S.C.R.L. (company member of Moore Global Network Limited) for a Three-year period. That, pursuant to Article 114 of the General Corporation Law, it is the responsibility of the Annual Compulsory Shareholders' Meeting to appoint the external auditor for the current fiscal year.

The Board of Directors considers that the Shareholders´ Meeting shall appoint the external auditor, on an annual basis

Motion:
To Appoint Moore Assurance S.A.S, represented in Peru by Vizcarra y Asociados S.C.R.L. (company member of Moore Global Network Limited) for the 2020 Fiscal Year

Motion N° 7
Delegation of powers of attorney
Motion for Resolution:
Delegate and grant sufficient powers of attorney to Luis Diaz Olivero and/or Daniel Urbina Perez, so that they, on behalf of the Company, execute any and all public and private documents necessary for the adoption, formalization and registration of all adopted resolutions herein.